UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)

                                  EIF HOLDINGS, INC.
                                  ------------------
                                   (Name of Issuer)

                              COMMON STOCK, NO PAR VALUE
                              --------------------------
                            (Title of Class of Securities)


                                     268524-10-5
                                ----------------------
                                    (CUSIP Number)

                                 Michael E. McGinnis
                        President and Chief Executive Officer
                               American Eco Corporation
                                   11011 Jones Road
                                Houston, Texas  77070
                                    (281) 774-7000
           ----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                                   NOVEMBER 7, 1996
                    ----------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
      -------------------------
      CUSIP No. 268524-10-5
      -------------------------


      ---   -------------------------------------------------------------
       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            American Eco Corporation
            EIN: 52-1742490
      ---   -------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [X]
      ---   -------------------------------------------------------------
        3    SEC USE ONLY

      ---   -------------------------------------------------------------

       4    SOURCE OF FUNDS*

            00
      ---   -------------------------------------------------------------

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(E)                             [ ]

      ---   -------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
      -------------------------------------------------------------------

       NUMBER OF     7   SOLE VOTING POWER

         SHARES                    8,800,000

        BENEFI-    ---  ------------------------------------------------
         CIALLY
                    8   SHARED VOTING POWER
        OWNED BY
				    -0-
                    ---  ------------------------------------------------
          EACH        9   SOLE DISPOSITIVE POWER

       REPORTING                   8,800,000
                    ---  ------------------------------------------------
      PERSON WITH    10   SHARED DISPOSITIVE POWER
				   -0-

     ---------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,800,000
      ---   -------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [X]

      ---   -------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.7%
      ---   -------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*

                      CO
      ---   -------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

                    The securities covered by this Schedule 13D are shares of common stock, no par value (the "Common Stock"), of EIF Holdings, Inc., a Hawaii corporation (the "Company"). The Company's principal executive offices are located at 475 North Muller Street, Anaheim, California 92803.

                    Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 2 amends the Schedule 13D for an event of February 1, 1996 (the "Statement"), as amended by Amendment No. 1 to the Statement for an event of June 30, 1996, filed by American Eco Corporation ("American Eco") with respect to its ownership of shares of the Company's Common Stock. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    American Eco's principal executive offices are located at 11011 Jones Road, Houston, Texas 77070.

                    The following changes have occurred in the executive officers and directors of American Eco since the filing of the
          Statement:

                    Mark White, Ronald K. Mann, Henry J. Knowles and A. Murray Sinclair no longer serve as directors of American Eco. John D. Walker is no longer the Chief Financial Officer of American Eco and John H. Craig no longer serves as American Eco's Secretary.

                    Barry Cracower became a director of American Eco in December 1996. Mr. Cracower is principally employed as President of Pharmx Rexall Drug Stores Ltd., a retail drug store chain located in Ontario, Canada, and his business address is 323 Glenayr Road, Toronto, Ontario, Canada M5P 3C6. Mr. Cracower is a citizen of Canada.

                    William A. Dimma became a director of American Eco in January 1997. Mr. Dimma serves as the Chairman of the Board of several Canadian corporations, and his business address is 407 Walmer Road, Suite 302, Toronto, Ontario, Canada M5R 3N2. Mr. Dimma is a citizen of Canada.

                    Donald R. Getty became a director of American Eco in January 1997. Mr. Getty is principally employed as the President and Chief Executive Officer of Sunnybank Investments Ltd., an investment and consulting company located in Edmonton, Alberta. Mr. Getty's business address is 1273 Potter Greens Drive, Edmonton, Alberta, Canada T5T 5Y8. Mr. Getty is a citizen of Canada.

                    Francis J. Sorg Jr. became a director of American Eco in May 1997. He serves as Chairman of Separation and Recovery Systems, Inc., which American Eco acquired in July 1996. Mr. Sorg's business address is 11011 Jones Road, Houston, Texas 77070. Mr. Sorg is a citizen of the United States.

                    David L. Norris is Senior Vice President and Chief Financial Officer of American Eco having joined it in August 1996, and his business address is 11011 Jones Road, Houston, Texas 77070. Mr. Norris also serves as a director of the Company and was President of the Company from August 1996 through March 1997. Mr. Norris is a citizen of the United States.

                    Bruce A. Rich became the Secretary of American Eco in May 1997. Mr. Rich's principal occupation is practicing law as a partner of Reid & Priest LLP, a law firm with offices in New York, New

          York and Washington, D.C.. Mr. Rich's business address is 40 West 57th Street, New York, New York 10019. Mr. Rich is a citizen of the United States.

                    During the five years immediately preceding the filing of this report on Schedule 13D, neither American Eco nor any person described above who is still affiliated with American Eco has been convicted in a criminal proceeding. During such period, neither American Eco nor any person described above who is still affiliated with American Eco has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    The Company, together with other persons, were defendants in a claim brought by Kelar Controls, Inc., a subsidiary of the Company ("Kelar"), Kelly McMahon, the President of Kelar, and Larry Thomas, the Vice President of Kelar, relating to a stock sale agreement of December 1994. As of April 4, 1996, the defendants and American Eco entered into a settlement agreement (the "Settlement Agreement") with the plaintiffs pursuant to which, among other things, American Eco agreed to issue 25,000 shares of its common stock to each of Messrs. McMahon and Thomas in exchange for an aggregate of 200,000 shares (the "Shares") of the Company's Common Stock. On November 7, 1996, American Eco acquired the Shares.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    American Eco's immediate purpose in acquiring the Shares was to settle the legal dispute against the Company. The acquisition was also consistent with American Eco's previously announced intention of increasing its strategic investment in the Company and thereby further establishing a business presence on the West Coast of the United States.

                    As of the date of the filing of this report, American Eco controls the management of the Company. Two of the three directors currently sitting on the Company's Board of Directors are executive officers of American Eco. They are Michael E. McGinnis and David L. Norris. Mr. McGinnis is the Chairman, President and Chief Executive Officer and a director of American Eco. Mr. Norris serves as the Senior Vice President and Chief Financial Officer of American Eco.

                    American Eco continues to evaluate its interest in the Company, which evaluation is based upon the relative performance and capital needs of both the Company and American Eco, general market and economic conditions.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) As of November 7, 1996, American Eco became the beneficial owner of 8,800,000 shares of the Common Stock which constituted 35.7% of the issued and outstanding shares of Common Stock at that date. The percentage of American Eco's beneficial ownership is based upon 24,663,201 shares of Common Stock then outstanding.

                    American Eco also had entered into a Stock Purchase Agreement to purchase an additional 10,000,000 shares of Common Stock for $1,000,000, which purchase is conditioned upon the Company's shareholders approving an increase in the authorized Common Stock. No shareholders meeting has been called.

                    At the time of the transaction reported herein, Mr. McGinnis served as the President of the Company and had been granted currently exercisable stock options to purchase 300,000 shares of Common Stock in June 1996. In August 1996, the Company granted to Mr. Norris stock options to purchase 300,000 shares of Common Stock. American Eco disclaims beneficial ownership of the shares of Common Stock underlying the stock options held by Messrs. McGinnis and Norris.

                    (b) American Eco possesses the sole power to vote and dispose of 8,800,000 shares of Common Stock.

                    Should Messrs. McGinnis and Norris exercise the stock options held by them, they would each have the sole power to vote and dispose of any shares of Common Stock issued upon such exercise.

                    (c) With respect to American Eco, none except as disclosed in Item 4.

                    (d)  None.

                    (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    In addition to the contracts, arrangements, understandings and relationships between the Company and American Eco previously described in this report, American Eco has made loans to the Company and has guaranteed some obligations of the Company and its subsidiaries. In February 1996, American Eco agreed to loan money to the Company pursuant to a line of credit agreement with a maximum borrowing of $5,250,000, with interest at the prime rate plus 2%. The Company has drawn down the entire line. American Eco has outstanding guarantees of a $130,162 bank line of credit to a subsidiary of the Company, the Company's lease in Anaheim, California, a factoring line and an equipment lease. American Eco had also guaranteed other bank loans of the Company, which loans have been repaid.

                                      SIGNATURE
                                      ---------


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                             AMERICAN ECO CORPORATION



          Date:  May 30, 1997                By: /s/ Michael E. McGinnis
                                                ------------------------
                                                Michael E. McGinnis
                                                Chairman, President and
                                                  Chief Executive Officer